Exhibit 99.1

KNOT OFFSHORE PARTNERS LP

EARNINGS RELEASE—INTERIM RESULTS FOR THE PERIOD ENDED MARCH 31, 2020

Highlights

For the three months ended March 31, 2020, KNOT Offshore Partners LP (“KNOT Offshore Partners” or the “Partnership”):

•                  Generated total revenues of $67.8 million, operating income of $28.4 million and net loss of $6.1 million after taking into account a $23.9 million unrealized loss on derivative instruments.

•                  Generated Adjusted EBITDA of $50.8 million (1)

•                  Generated distributable cash flow of $23.9 million (1)

•                  Reported a distribution coverage ratio of 1.33 (2)

•                  Fleet operated with 99.6% utilization for scheduled operations and 95.2% utilization taking into account the scheduled drydocking of the Raquel Knutsen, which was offhire for 64 days in the first quarter of 2020.

Other events:

•                  Due to the COVID-19 outbreak, the Partnership has taken health and safety precautions to minimize the spread of the virus, is following the directives of the governments of its countries of operation and is adapting procedures in line with the recommendations of the relevant health authorities.

•                  On April 20, 2020, Eni Trading and Shipping S.p.A. (“Eni”) exercised two of its one-year options to extend the time charter of the Torill Knutsen until November 2022. In connection with the early exercise by Eni of its options, the Partnership granted Eni a further option to extend the time charter by one additional one-year period. Eni now has the option to extend the time charter by two one-year periods until November 2024.

•                  The Partnership’s general partner appointed Mr. Junya Omoto to replace Mr. Takuji Banno on the Partnership’s Board of Directors, effective April 1, 2020.

•                  On May 14, 2020, the Partnership paid a quarterly cash distribution of $0.52 per common unit with respect to the quarter ended March 31, 2020 to all common unitholders of record on May 1, 2020. On May 14, 2020, the Partnership paid a cash distribution to holders of Series A Preferred Units with respect to the quarter ended March 31, 2020 in an aggregate amount equal to $1.8 million.

Financial Results Overview

Total revenues were $67.8 million for the three months ended March 31, 2020 (the “first quarter”) compared to $70.1 million for the three months ended December 31, 2019 (the “fourth quarter”). The decrease was mainly related to reduced earnings from the Raquel Knutsen as a result of 64 offhire days incurred during the first quarter for the vessel to finish its scheduled first special survey drydocking.

Vessel operating expenses for the first quarter of 2020 were $15.6 million, an increase of $0.2 million from $15.4 million in the fourth quarter of 2019. The increase was mainly due to expenses for bunkers consumption in connection with the drydocking of the Raquel Knutsen. This was partially offset by lower operating cost on average for the fleet due to the strengthening of the U.S Dollar against the Norwegian Kroner (NOK).

General and administrative expenses were $1.4 million for the first quarter, an increase of $0.3 million from $1.1 million in the fourth quarter. The increase is mainly due to higher costs in connection with annual reporting.

(1)  EBITDA, Adjusted EBITDA and distributable cash flow are non-GAAP financial measures used by management and external users of the Partnership’s financial statements. Please see Appendix A for definitions of EBITDA, Adjusted EBITDA and distributable cash flow and a reconciliation to net income, the most directly comparable GAAP financial measure.

(2)  Distribution coverage ratio is equal to distributable cash flow divided by distributions declared for the period presented.

Depreciation was $22.4 million for the first quarter, a decrease of $0.2 from $22.6 million in the fourth quarter. The decrease is mainly due to depreciation adjustments for the Raquel Knutsen due to its accelerated drydocking in the first quarter.

As a result, operating income for the first quarter was $28.4 million compared to $31.0 million in the fourth quarter.

Interest expense for the first quarter was $10.5 million, a decrease of $0.9 million from $11.4 million for the fourth quarter. The decrease was mainly due to lower LIBOR on average for all credit facilities and one less day in the first quarter compared to the fourth quarter.

Realized and unrealized loss on derivative instruments was $23.7 million in the first quarter, compared to a gain of $4.2 million in the fourth quarter. The unrealized non-cash element of the mark-to-market loss was $23.9 million for the first quarter of 2020 compared to a gain of $4.9 million for the fourth quarter of 2019. Of the unrealized loss for the first quarter of 2020, $23.0 million is related to a mark-to-market loss on interest rate swaps due to a decrease in the US swap rate and $0.9 million is related to foreign exchange contracts.

As a result, net loss for the first quarter of 2020 was $6.1 million compared to a net income of $23.8 million for the fourth quarter of 2019.

Net loss of $6.1 million for the first quarter of 2020 decreased by $19.0 million from net income of $12.9 million for the three months ended March 31, 2019. The operating income of $28.4 million for the first quarter of 2020 decreased by $4.0 million compared to operating income of $32.4 million in the first quarter of 2019, mainly due to reduced earnings from the Raquel Knutsen in connection to its scheduled drydocking and reduced earnings from the Bodil Knutsen due to its reduced daily rate from May 2019 when the vessel began operating under its new time charter option and higher operating cost on average for the fleet. Total finance expense for the first quarter of 2020 increased by $15.1 million to $34.6 million compared to finance expense of $19.5 million for the first quarter of 2019. The increase was mainly due to increased unrealized loss on derivative instruments mainly due to a lower US swap rate.

Distributable cash flow was $23.9 million for the first quarter of 2020 compared to $26.4 million for the fourth quarter of 2019. The decrease in distributable cash flow is mainly due to reduced earnings from the Raquel Knutsen due to its scheduled drydocking and one less operational earning day in the first quarter. After review there was also an upward adjustment made to the annual estimated maintenance and replacement capital expenditures. The distribution declared for the first quarter of 2020 was $0.52 per common unit, equivalent to an annualized distribution of $2.08.

Operational Review

Despite the continuing impact of COVID-19 on global economic activity and the decline in oil prices, the Partnership has not experienced any material disruption in its operations pursuant to its charters. Due to international travel restrictions there have been challenges in respect of crew changes. However, the Partnership has been able to carry out some limited changes in both Europe and in Brazil.  The Partnership currently expects higher airfreight and crew expenses due to COVID-19 but does not expect total vessel operating costs to be materially higher than budget for the year.

The Partnership’s vessels operated throughout the first quarter of 2020 with 99.6% utilization for scheduled operations and 95.2% utilization taking into account the scheduled drydocking of the Raquel Knutsen.

On April 20, 2020, Eni exercised two of its one-year options to extend the time charter of the Torill Knutsen until November 2022. In connection with the early exercise by Eni of its options, the Partnership granted Eni a further option to extend the time charter by one additional one-year period. Eni now has the option to extend the time charter by two one-year periods until November 2024.

The Raquel Knutsen went offhire on December 14, 2019 for her voyage to a shipyard in Portugal to complete her planned 5-year special survey drydocking. The Raquel Knutsen went back on charter on March 5, 2020.

Financing and Liquidity

As of March 31, 2020, the Partnership had $72.9 million in available liquidity, which consisted of cash and cash equivalents of $44.2 million and $28.7 million of capacity under its revolving credit facilities. The revolving credit facilities mature in August 2021 and September 2023. The Partnership’s total interest-bearing debt outstanding as of March 31, 2020 was $984.4 million ($977.6 million net of debt issuance cost). The average margin paid on the Partnership’s outstanding debt during the first quarter of 2020 was approximately 2.1% over LIBOR.

As of March 31, 2020, the Partnership had entered into foreign exchange forward contracts, selling a total notional amount of $10.0 million against the NOK at an average exchange rate of NOK 9.79 per 1.00 U.S. Dollar. The foreign exchange forward contracts are economic hedges for certain vessel operating expenses and general expenses in NOK.

As of March 31, 2020, the Partnership had entered into various interest rate swap agreements for a total notional amount of $633.7 million to hedge against the interest rate risks of its variable rate borrowings. As of March 31, 2020, the Partnership receives interest based on three or six-month LIBOR and pays a weighted average interest rate of 1.75% under its interest rate swap agreements, which have an average maturity of approximately 3.9 years. The Partnership does not apply hedge accounting for derivative instruments, and its financial results are impacted by changes in the market value of such financial instruments.

As of March 31, 2020, the Partnership’s net exposure to floating interest rate fluctuations on its outstanding debt was approximately $306.5 million based on total interest-bearing debt outstanding of $984.4 million, less interest rate swaps of $633.7 million and less cash and cash equivalents of $44.2 million. The Partnership’s outstanding interest-bearing debt of $984.4 million as of March 31, 2020 is repayable as follows:

(U.S. Dollars in thousands)	Period repayment	Balloon repayment
Remainder of 2020	$67,560	—
2021	86,545	95,811
2022	71,210	236,509
2023	55,535	202,185
2024	13,873	123,393
2025 and thereafter	1,307	30,500
Total	$296,030	$688,398

Distributions

On May 14, 2020, the Partnership paid a quarterly cash distribution of $0.52 per common unit with respect to the quarter ended March 31, 2020 to all common unitholders of record on May 1, 2020. On May 14, 2020, the Partnership paid a cash distribution to holders of Series A Preferred Units with respect to the quarter ended March 31, 2020 in an aggregate amount equal to $1.8 million.

Outlook

There are no dry dockings scheduled for any of the Partnership’s vessels during the remainder of 2020 and due to the nature of its charters, the Partnership’s operations are not exposed to short-term fluctuations in oil prices, volume of oil transported or global oil storage capacity.  As of March 31, 2020, the Partnership’s fleet of sixteen vessels had charters with an average remaining fixed duration of 2.7 years (including the Torill Knutsen extension announced April 20, 2020). In addition, the charterers of the Partnership’s time charter vessels have options to extend their charters by an additional 4.23 years on average.

In September 2018, Knutsen NYK Offshore Tankers AS, the owner of the Partnership’s general partner (“Knutsen NYK”), entered into new long- term charters with Equinor for two Suezmax DP2 shuttle tanker newbuildings to be constructed by Hyundai Heavy Industries in South Korea with delivery scheduled for the second half of 2020. The vessels are expected to operate in Brazil under time charter contracts with a term of 5 and 7 years fixed period with options for up to 20 years.

In August 2019, Knutsen NYK was awarded one new long-term charter with a subsidiary of Total S.A. The new DP2 shuttle tanker will be built by COSCO shipyard in China, with delivery scheduled for early 2021. The vessel is expected to operate in Brazil under a time charter contract for a maximum 15 year period.

In February 2020, Knutsen NYK entered into new long-term charters with Eni for two LNG fueled shuttle tankers to be constructed by Daewoo Shipbuilding & Marine Engineering Co. Ltd shipyard in Korea with delivery scheduled for mid-2022. The vessels will operate in the North Sea under time charter contracts with a term of 5 and 7 years fixed period with options for up to 10 years.

Pursuant to the omnibus agreement the Partnership entered into with Knutsen NYK at the time of its initial public offering, the Partnership has the option to acquire from Knutsen NYK any offshore shuttle tankers that Knutsen NYK acquires or owns that are employed under charters for periods of five or more years.

There can be no assurance that the Partnership will acquire any additional vessels from Knutsen NYK.

The Board believes that demand for existing and, in particular, for newbuild offshore shuttle tankers will continue to be driven over the long term based on the requirement to replace older tonnage in the North Sea and Brazil and further expansion into deep water offshore oil production areas such as in Pre-salt Brazil and the Barents Sea. Although the Partnership’s operations have not yet been materially impacted by the outbreak of COVID-19 or the recent decline in oil prices, the length and severity of the COVID-19 outbreak and the persistence of a low oil price environment cannot be estimated at this time.  Such developments could affect the number of new offshore projects and the overall outlook for the production of oil, which could eventually and in turn impact the demand and pricing for shuttle tankers.

About KNOT Offshore Partners LP

KNOT Offshore Partners owns operates and acquires shuttle tankers under long-term charters in the offshore oil production regions of the North Sea and Brazil. KNOT Offshore Partners owns and operates a fleet of sixteen offshore shuttle tankers with an average age of 6.7 years.

KNOT Offshore Partners is structured as a publicly traded master limited partnership. KNOT Offshore Partners’ common units trade on the New York Stock Exchange under the symbol “KNOP.”

The Partnership plans to host a conference call on Thursday, May 28, 2020 at noon (Eastern Time) to discuss the results for the first quarter of 2020, and invites all unitholders and interested parties to listen to the live conference call by choosing from the following options:

•                  By dialing 1-855-209-8259 or 1-412-542-4105, if outside North America.

•                  By accessing the webcast, which will be available for the next seven days on the Partnership’s website: www.knotoffshorepartners.com.

May 27, 2020
KNOT Offshore Partners L.P.
Aberdeen, United Kingdom

Questions should be directed to:
Gary Chapman (+44 7496 170 620)

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended			Year Ended December 31,
(U.S. Dollars in thousands)	March 31, 2020	December 31, 2019	March 31, 2019	2019
Time charter and bareboat revenues (1)	$67,226	$70,063	$70,548	$282,502
Other income (2)	598	18	1	59
Total revenues	67,824	70,081	70,549	282,561
Vessel operating expenses	15,634	15,401	14,456	60,129
Depreciation	22,373	22,554	22,431	89,844
General and administrative expenses	1,387	1,105	1,298	4,858
Total operating expenses	39,394	39,060	38,185	154,831
Operating income	28,430	31,021	32,364	127,730
Finance income (expense):
Interest income	118	169	238	865
Interest expense	(10,462)	(11,433)	(13,657)	(50,735)
Other finance expense	(108)	(183)	(118)	(845)
Realized and unrealized gain (loss) on derivative instruments (3)	(23,690)	4,198	(5,929)	(17,797)
Net gain (loss) on foreign currency transactions	(424)	(5)	(26)	(252)
Total finance expense	(34,566)	(7,254)	(19,492)	(68,764)
Income (loss) before income taxes	(6,136)	23,767	12,872	58,966
Income tax benefit (expense)	(3)	(3)	(3)	(9)
Net income (loss)	(6,139)	23,764	12,869	58,957
Weighted average units outstanding (in thousands of units):
Common units	32,694	32,694	32,694	32,694
General Partner units	615	615	615	615

(1)                                 Time charter revenues for the first quarter of 2020, fourth quarter of 2019 and the first quarter of 2019 include a non-cash item of approximately $47,000, $28,000 and $0.8 million, respectively, in reversal of contract liability and asset provision, income recognition of prepaid charter hire and accrued income for the Carmen Knutsen and for the Brasil Knutsen based on the average charter rate for the fixed period.

(2)                                 Other income for the first quarter of 2020 is mainly related to cargo carried from Brazil to Europe on the drydocking voyage for the Raquel Knutsen scheduled drydocking. As a result the Partnership received $0.6 million for this extra voyage and the additional revenue has been classified as other income.

(3)                                 Realized gains (losses) on derivative instruments relate to amounts the Partnership actually received (paid) to settle derivative instruments, and the unrealized gains (losses) on derivative instruments related to changes in the fair value of such derivative instruments, as detailed in the table below:

	Three Months Ended
(U.S. Dollars in thousands)	March 31, 2020	December 31, 2019	March 31, 2019
Realized gain (loss):
Interest rate swap contracts	$203	$597	$1,078
Foreign exchange forward contracts	—	(1,282)	(788)
Total realized gain (loss):	203	(685)	290
Unrealized gain (loss):
Interest rate swap contracts	(22,982)	3,516	(7,098)
Foreign exchange forward contracts	(911)	1,367	879
Total unrealized gain (loss):	(23,893)	4,883	(6,219)
Total realized and unrealized gain (loss) on derivative instruments:	$(23,690)	$4,198	$(5,929)

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

(U.S. Dollars in thousands)	At March 31, 2020	At December 31, 2019
ASSETS
Current assets:
Cash and cash equivalents	$44,220	$43,525
Amounts due from related parties	2,633	2,687
Inventories	2,214	2,292
Derivative assets	93	920
Other current assets	4,228	3,386
Total current assets	53,388	52,810

Long-term assets:
Vessels, net of accumulated depreciation	1,657,771	1,677,488
Right-of-use assets	1,658	1,799
Intangible assets, net	1,135	1,286
Derivative assets	—	648
Accrued income	3,700	3,976
Total Long-term assets	1,664,264	1,685,197
Total assets	$1,717,652	$1,738,007

LIABILITIES AND EQUITY
Current liabilities:
Trade accounts payable	$4,604	$2,730
Accrued expenses	6,767	6,617
Current portion of long-term debt	83,488	83,453
Current lease liabilities	578	572
Current portion of derivative liabilities	5,352	910
Income taxes payable	15	98
Current portion of contract liabilities	1,518	1,518
Prepaid charter	6,669	6,892
Amount due to related parties	1,034	1,212
Total current liabilities	110,025	104,002

Long-term liabilities:
Long-term debt	894,145	911,943
Lease liabilities	1,080	1,227
Derivative liabilities	23,108	5,133
Contract liabilities	3,307	3,685
Deferred tax liabilities	300	357
Total long-term liabilities	921,940	922,345
Total liabilities	1,031,965	1,026,347
Commitments and contingencies
Series A Convertible Preferred Units	89,264	89,264
Equity:
Partners’ capital:
Common unitholders	585,748	611,241
General partner interest	10,675	11,155
Total partners’ capital	596,423	622,396
Total liabilities and equity	$1,717,652	$1,738,007

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN PARTNERS’ CAPITAL

	Partners’ Capital		Accumulated Other
(U.S. Dollars in thousands)	Common Units	General Partner Units	Comprehensive Income (Loss)	Total Partners’ Capital	Serie A Convertible Preferred Units
Consolidated balance at December 31, 2018	$631,244	$11,531	—	$642,775	$89,264
Net income	50,801	956	—	51,757	7,200
Other comprehensive income	—	—	—	—	—
Cash distributions	(70,804)	(1,332)	—	(72,136)	(7,200)
Consolidated balance at December 31, 2019	611,241	11,155	—	622,396	89,264
Net income (loss)	(7,792)	(147)	—	(7,939)	1,800
Other comprehensive income	—	—	—	—	—
Cash distributions	(17,701)	(333)	—	(18,034)	(1,800)
Consolidated balance at March 31, 2020	$585,748	$10,675	—	$596,423	$89,264

UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOWS

	Three Months Ended March 31,
(U.S. Dollars in thousands)	2020	2019
OPERATING ACTIVITIES
Net income (loss)	$(6,139)	$12,869
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation	22,373	22,431
Amortization of contract intangibles / liabilities	(228)	(228)
Amortization of deferred debt issuance cost	636	656
Drydocking expenditure	(2,647)	76
Income tax expense	3	3
Income taxes paid	(79)	(121)
Unrealized (gain) loss on derivative instruments	23,893	6,219
Unrealized (gain) loss on foreign currency transactions	130	14
Changes in operating assets and liabilities:
Decrease (increase) in amounts due from related parties	55	(190)
Decrease (increase) in inventories	76	(122)
Decrease (increase) in other current assets	(854)	(95)
Decrease (increase) in accrued revenue	275	(525)
Increase (decrease) in trade accounts payable	1,921	(1,592)
Increase (decrease) in accrued expenses	149	(34)
Increase (decrease) prepaid charter	(222)	659
Increase (decrease) in amounts due to related parties	(178)	(476)
Net cash provided by operating activities	39,164	39,544

INVESTING ACTIVITIES
Disposals (additions) to vessel and equipment	(9)	—
Net cash (used in) investing activities	(9)	—

FINANCING ACTIVITIES
Repayment of long-term debt	(18,386)	(18,330)
Payment of debt issuance cost	(13)	21
Cash distributions	(19,834)	(19,834)
Net cash (used in) financing activities	(38,233)	(38,143)
Effect of exchange rate changes on cash	(227)	(8)
Net increase (decrease) in cash and cash equivalents	695	1,393
Cash and cash equivalents at the beginning of the period	43,525	41,712
Cash and cash equivalents at the end of the period	$44,220	$43,105

APPENDIX A—RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

Distributable Cash Flow (“DCF”)

Distributable cash flow represents net income adjusted for depreciation, unrealized gains and losses from derivatives, unrealized foreign exchange gains and losses, distributions on the Series A Convertible Preferred Units, other non-cash items and estimated maintenance and replacement capital expenditures. Estimated maintenance and replacement capital expenditures, including estimated expenditures for drydocking, represent capital expenditures required to maintain over the long-term the operating capacity of, or the revenue generated by, the Partnership’s capital assets. The Partnership believes distributable cash flow is an important measure of operating performance used by management and investors in publicly-traded partnerships to compare cash generating performance of the Partnership from period to period and to compare the cash generating performance for specific periods to the cash distributions (if any) that are expected to be paid to the common unitholders, the Partnership’s general partner and the holder of the incentive distribution rights. Distributable cash flow is a non-GAAP financial measure and should not be considered as an alternative to net income or any other indicator of KNOT Offshore Partners’ performance calculated in accordance with GAAP. The table below reconciles distributable cash flow to net income, the most directly comparable GAAP measure.

(U.S. Dollars in thousands)	Three Months Ended March 31 2020 (unaudited)	Three Months Ended December 31 2019 (unaudited)
Net income (loss)	$(6,139)	$23,764
Add:
Depreciation	22,373	22,554
Other non-cash items; amortization of deferred debt issuance cost	636	647
Other non-cash items; accrued revenue	275	200
Unrealized losses from interest rate derivatives and foreign exchange currency contracts	23,893	—
Less:
Estimated maintenance and replacement capital expenditures (including drydocking reserve)	(15,102)	(13,879)
Distribution to Series A Preferred Units	(1,800)	(1,800)
Other non-cash items; deferred revenue	(228)	(228)
Unrealized gains from interest rate derivatives and foreign exchange currency contracts	—	(4,883)
Distributable cash flow	$23,908	$26,375
Distributions declared	$18,034	$18,034
Distribution coverage ratio (1)	1.33	1.46

(1)         Distribution coverage ratio is equal to distributable cash flow divided by distributions declared for the period presented.

EBITDA and Adjusted EBITDA

EBITDA is defined as earnings before interest, depreciation and taxes. Adjusted EBITDA refers to earnings before interest, depreciation, taxes and other financial items (including other finance expenses, realized and unrealized gain (loss) on derivative instruments and net gain (loss) on foreign currency transactions). EBITDA is used as a supplemental financial measure by management and external users of financial statements, such as the Partnership’s lenders, to assess its financial and operating performance and compliance with the financial covenants and restrictions contained in its financing agreements. Adjusted EBITDA is used as a supplemental financial measure by management and external users of financial statements, such as investors, to assess the Partnership’s financial and operating performance. The Partnership believes that EBITDA and Adjusted EBITDA assist its management and investors by increasing the comparability of its performance from period to period and against the performance of other companies in its industry that provide EBITDA and Adjusted EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, other financial items, taxes and depreciation, as applicable, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. The Partnership believes that including EBITDA and Adjusted EBITDA as financial measures benefits investors in (a) selecting between investing in the Partnership and other investment alternatives and (b) monitoring the Partnership’s ongoing financial and operational strength in assessing whether to continue to hold common units. EBITDA and Adjusted EBITDA are non-GAAP financial measures and should not be considered as alternatives to net income or any other indicator of Partnership performance calculated in accordance with GAAP.

The table below reconciles EBITDA and Adjusted EBITDA to net income, the most directly comparable GAAP measure.

(U.S. Dollars in thousands)	Three Months Ended March 31, 2020 (unaudited)	Three Months Ended December 31, 2019 (unaudited)
Net income (loss)	$(6,139)	$23,764
Interest income	(118)	(169)
Interest expense	10,462	11,433
Depreciation	22,373	22,554
Income tax expense	3	3
EBITDA	26,581	57,585
Other financial items (a)	24,222	(4,010)
Adjusted EBITDA	$50,803	$53,575

(a)         Other financial items consist of other finance expense, realized and unrealized gain (loss) on derivative instruments and net gain (loss) on foreign currency transactions.

FORWARD-LOOKING STATEMENTS

This press release contains certain forward-looking statements concerning future events and KNOT Offshore Partners’ operations, performance and financial condition. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe,” “anticipate,” “expect,” “estimate,” “project,” “will be,” “will continue,” “will likely result,” “plan,” “intend” or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond KNOT Offshore Partners’ control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Forward-looking statements include statements with respect to, among other things:

•                  the length and severity of the recent outbreak of COVID-19, including its impact on our business;

•                  market trends in the shuttle tanker or general tanker industries, including hire rates, factors affecting supply and demand, and opportunities for the profitable operations of shuttle tankers;

•                  Knutsen NYK’s and KNOT Offshore Partners’ ability to build shuttle tankers and the timing of the delivery and acceptance of any such vessels by their respective charterers;

•                  KNOT Offshore Partners’ ability to make or increase distributions on its common units and to make distributions on its Series A Convertible Preferred Units and the amount of any such distributions;

•                  KNOT Offshore Partners’ ability to integrate and realize the expected benefits from acquisitions;

•                  KNOT Offshore Partners’ anticipated growth strategies;

•                  the effects of a worldwide or regional economic slowdown;

•                  turmoil in the global financial markets;

•                  fluctuations in currencies and interest rates;

•                  fluctuations in the price of oil;

•      general market conditions, including fluctuations in hire rates and vessel values;

•                  changes in KNOT Offshore Partners’ operating expenses, including drydocking and insurance costs and bunker prices;

•                  KNOT Offshore Partners’ future financial condition or results of operations and future revenues and expenses;

•                  the repayment of debt and settling of any interest rate swaps;

•                  KNOT Offshore Partners’ ability to make additional borrowings and to access debt and equity markets;

•                  planned capital expenditures and availability of capital resources to fund capital expenditures;

•                  KNOT Offshore Partners’ ability to maintain long-term relationships with major users of shuttle tonnage;

•                  KNOT Offshore Partners’ ability to leverage Knutsen NYK’s relationships and reputation in the shipping industry;

•                  KNOT Offshore Partners’ ability to purchase vessels from Knutsen NYK in the future;

•                  KNOT Offshore Partners’ continued ability to enter into long-term charters, which KNOT Offshore Partners defines as charters of five years or more;

•                  KNOT Offshore Partners’ ability to maximize the use of its vessels, including the re-deployment or disposition of vessels no longer under long-term charter;

•                  the financial condition of KNOT Offshore Partners’ existing or future customers and their ability to fulfill their charter obligations;

•     timely purchases and deliveries of newbuilds;

•                  future purchase prices of newbuilds and secondhand vessels;

•                  any impairment of the value of KNOT Offshore Partners’ vessels;

•                  KNOT Offshore Partners’ ability to compete successfully for future chartering and newbuild opportunities;

•                  acceptance of a vessel by its charterer;

•                  termination dates and extensions of charters;

•                  the expected cost of, and KNOT Offshore Partners’ ability to, comply with governmental regulations, maritime self-regulatory organization standards, as well as standard regulations imposed by its charterers applicable to KNOT Offshore Partners’ business, including the availability and cost of low sulfur fuel oil compliant with the International Maritime Organization sulfur emission limit reductions generally referred to as “IMO 2020” that took effect January 1, 2020;

•                  availability of skilled labor, vessel crews and management, including possible disruptions due to the COVID-19 outbreak;

•                  KNOT Offshore Partners’ general and administrative expenses and its fees and expenses payable under the technical management agreements, the management and administration agreements and the administrative services agreement;

•                  the anticipated taxation of KNOT Offshore Partners and distributions to its unitholders;

•                  estimated future maintenance and replacement capital expenditures;

•                  Marshall Islands economic substance requirements;

•                  KNOT Offshore Partners’ ability to retain key employees;

•                  customers’ increasing emphasis on environmental and safety concerns;

•                  potential liability from any pending or future litigation;

•                  potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;

•                  future sales of KNOT Offshore Partners’ securities in the public market;

•                  KNOT Offshore Partners’ business strategy and other plans and objectives for future operations; and

•                  other factors listed from time to time in the reports and other documents that KNOT Offshore Partners files with the U.S Securities and Exchange Commission, including its Annual Report on Form 20-F for the year ended December 31, 2019 and subsequent annual reports on Form 20-F and reports on Form 6-K.

All forward-looking statements included in this release are made only as of the date of this release. New factors emerge from time to time, and it is not possible for KNOT Offshore Partners to predict all of these factors. Further, KNOT Offshore Partners cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. KNOT Offshore Partners does not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in KNOT Offshore Partners’ expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.